***FOR IMMEDIATE RELEASE***

For: BANC OF CALIFORNIA, INC 3 MacArthur Place Santa Ana, California, 92707 Jared Wolff President and Chief Executive Officer	Contact: John A. Bogler Tel: (855) 361-2262

Banc of California, Inc. Announces Expiration and Results of Tender Offer for
Certain Outstanding Depositary Shares

SANTA ANA, Calif., August 22, 2019 - Banc of California, Inc. (the “Company”) (NYSE: BANC) announced today the expiration and results, as shown in the table below, for its previously announced cash tender offer (the “Offer”) to purchase using up to $75,000,000 (the “Maximum Aggregate Purchase Amount”) the securities listed in the table below (the “Securities”).

Acceptance Priority Level	Series of Securities	CUSIP No(s).	Liquidation Preference Per Share	Total Consideration Per Share(1)	Aggregate Liquidation Preference Tendered as of Expiration Date	Aggregate Liquidation Preference Accepted for Purchase	Aggregate Liquidation Preference Outstanding Following the Offer	Aggregate Total Consideration Accepted for Purchase
1	Depositary Shares each representing a 1/40th ownership interest in a share of 7.00% Non-Cumulative Perpetual Preferred Stock, Series E (“Series E Depositary Shares”)	05990K874	$25.00	$27.13	$24,523,200	$24,523,200	$100,476,800	$26,612,576.64
2	Depositary Shares each representing a 1/40th ownership interest in a share of 7.375% Non-Cumulative Perpetual Preferred Stock, Series D (“Series D Depositary Shares”)	05990K882	$25.00	$26.39	$18,370,575	$18,370,575	$96,629,425	$19,391,978.97

(1)	Assumes the settlement date of the Offer is August 23, 2019. Includes Accrued Dividends (as defined below) of $0.33 per Series E Depositary Share and $0.35 per Series D Depositary Share.

The Offer expired on August 21, 2019 at 11:59 p.m., New York City time (the “Expiration Date”). As of the Expiration Date, holders of the Securities had validly tendered and not validly withdrawn the liquidation preference amounts set forth in the table above. The Company has accepted the aggregate liquidation preference amounts for each series of Securities set forth in the table above. Because the total consideration required to purchase all Securities validly tendered and not validly withdrawn is less than the Maximum Aggregate Purchase Amount, the Company has accepted for purchase 100% of such Securities.
The total consideration for each Series E Depositary Share tendered and accepted for purchase pursuant to the Offer will equal $26.80, plus Accrued Dividends. The consideration for each Series D Depositary Share tendered and accepted for purchase pursuant to the Offer will equal $26.04, plus Accrued Dividends. The aggregate total consideration, including Accrued Dividends, payable by the Company for the Securities accepted for purchase is $46,004,555.61. “Accrued Dividends” means, for each Security, accrued and unpaid dividends from the last dividend payment date with respect to such Security up to, but not including, the settlement date of the Offer. The Company expects that the settlement date for the Offer will be August 23, 2019.
Pursuant to Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended, the Company has filed with the Securities and Exchange Commission (the “SEC”) an Issuer Tender Offer Statement on Schedule TO, which contains additional information with respect to the Offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the SEC’s website at www.sec.gov.
Goldman Sachs & Co. LLC and Keefe, Bruyette & Woods, A Stifel Company acted as dealer managers for the Offer. For additional information regarding the terms of the Offer, please contact: Goldman Sachs & Co. LLC at (800) 828-3182 (toll-free) or (212) 357-1452 (collect) or Keefe,

Bruyette & Woods, A Stifel Company at (855) 300-7136 (toll-free). Requests for the Offer to Purchase, dated July 25, 2019, and the accompanying Letter of Transmittal, dated July 25, 2019, may be directed to D.F. King & Co., Inc., which acted as the tender agent and information agent for the Offer, at (866) 406-2285 (toll-free) or (212) 269-5550 (collect).

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER OR SOLICITATION TO PURCHASE SECURITIES. THE OFFER IS BEING MADE SOLELY PURSUANT TO THE OFFER MATERIALS, WHICH SET FORTH THE COMPLETE TERMS OF THE OFFER THAT HOLDERS OF THE SECURITIES SHOULD CAREFULLY READ PRIOR TO MAKING ANY DECISION.

THE COMPANY IS NOT MAKING THE OFFER TO (NOR WILL IT ACCEPT ANY TENDER OF SECURITIES FROM OR ON BEHALF OF) HOLDERS OF SECURITIES IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE OF ANY TENDER OF SECURITIES WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. HOWEVER, THE COMPANY MAY, AT ITS DISCRETION, TAKE SUCH ACTION AS THE COMPANY MAY DEEM NECESSARY FOR IT TO MAKE THE OFFER IN ANY SUCH JURISDICTION AND EXTEND THE OFFER TO HOLDERS OF SECURITIES IN SUCH JURISDICTION. IN ANY JURISDICTION THE SECURITIES OR BLUE SKY LAWS OF WHICH REQUIRE THE OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE OFFER SHALL BE DEEMED TO BE MADE ON THE COMPANY’S BEHALF BY ONE OR MORE REGISTERED BROKERS OR DEALERS WHICH ARE LICENSED UNDER THE LAWS OF SUCH JURISDICTION.

About Banc of California, Inc.

Banc of California, Inc. (NYSE: BANC) is a bank holding company with approximately $9 billion in assets and one wholly-owned banking subsidiary, Banc of California, N.A. (the “Bank”). The Bank has 43 offices including 32 full-service branches located throughout Southern California. Through our dedicated professionals, we provide customized and innovative banking and lending solutions to businesses, entrepreneurs and individuals throughout California. We help to improve the communities where we live and work, by supporting organizations that provide financial literacy and job training, small business support and affordable housing. With a commitment to service and building enduring relationships, we provide a higher standard of banking. We look forward to helping you achieve your goals.

Forward-Looking Statements

This press release includes forward-looking statements. These statements are necessarily subject to risk and uncertainty and actual results could differ materially from those anticipated due to various factors, including those set forth from time to time in the documents filed or furnished by Banc of California, Inc. with the Securities and Exchange Commission. You should not place undue reliance on forward-looking statements and Banc of California, Inc. undertakes no obligation to update any such statements to reflect circumstances or events that occur after the date on which the forward-looking statement is made.